UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MediaMind Technologies Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58449C100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58449C100

1.	Names of Reporting Persons: Gal Trifon I.R.S. Identification Nos. of above persons (entities only). N/A
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,255,114
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,255,114
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,114
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.44%
12.	Type of Reporting Person : IN

Item 1.

(a)	Name of Issuer: MediaMind Technologies Inc.

(b)	Address of Issuer’s Principal Executive Offices: 135 West 18th Street (5th Floor), New York, NY 1011

Item 2.

(a)	Name of Person Filing: Gal Trifon

(b)	Address: 135 West 18th Street (5th Floor), New York, NY 1011

(c)	Citizenship: Israeli

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 58449C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   Not Applicable.

Item 4.	Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,255,114.

(b)	Percent of class: 6.44%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,255,114.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 1,255,114.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

       Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011
Date

/s/ Gal Trifon
Signature

Gal Trifon
Name